UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For
22 June 2006
Harmony Gold Mining Company
Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F   X       Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No  X

Harmony Gold Mining Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1950/038232/06)
Share code: HAR
NASDAQ: HMY
New York Stock Exchange, Inc.: HMY
ISIN: ZAE000015228
(“Harmony”)
FIRM INTENTION TO MAKE AN OFFER TO THE SHAREHOLDERS
OF VILLAGE MAIN REEF GOLD MINING COMPANY (1934) LIMITED (“Village”)
1.
INTRODUCTION
Village shareholders are referred to the announcement released by Harmony on SENS on 21 June 2006 whereby Harmony advised that it had acquired 37.8% of the issued ordinary share capital of Village from African Rainbow Minerals Limited (“ARM”) at a purchase price of 20 cents per issued ordinary share in Village (“Village Shares”). The 37.8% acquired by Harmony comprises 2 292 500 Village Shares
(“Initial Village Shares”).
2.
MANDATORY OFFER
As Harmony is now the holder of more than 35% of the issued share capital of Village it is obliged, in terms of the Securities Regulation
Code on Take-overs and Mergers and the Rules of the Securities Regulation Panel (“SRP”), to extend a mandatory cash offer (“Offer”)
to the shareholders of Village, other than Harmony, to acquire their Village Shares.
3.
RATIONALE
Village has been dormant for a number of years. The Initial Village Shares were disposed of by ARM as part of its rationalisation process.
Harmony acquired the Initial Village Shares to enhance its strategic positioning.
4.
TERMS OF THE OFFER
The Offer will be made at an offer price of 20 cents per Village Share, being the purchase price per Village Share paid by Harmony for the Initial Village Shares.
Village shareholders are advised that, if Harmony acquires nine-tenths of the Village Shares, which it does not already own, under the
Offer, it does not intend invoking the provisions of section 440K of the Companies Act, 1973, to acquire the Village Shares of those
Village shareholders who do not accept the Offer.
5.
CONDITIONS PRECEDENT TO THE OFFER
The implementation of the Offer is subject to the approval of the relevant regulatory authorities, including the SRP and the JSE Limited
(“JSE”).
6.
DETAILS OF EXISTING HOLDINGS
Other than Harmony’s ownership of the Initial Village Shares, neither Harmony nor any person acting in concert with it owns or controls any Village Shares or holds any option to purchase Village Shares.
7.
MARKET AND FINANCIAL INFORMATION
Information regarding the price at which Village Shares traded immediately prior to the announcement released by Harmony on SENS on 21 June 2006 and the publication of this announcement, as well as a comparison of the offer price to the net asset value and tangible net asset value per Village Share at 30 June 2005, Village’s financial year-end, are set out in the table below.
Before the offer
The offer price
Change
(cents per share)
(cents per share)
(%)
Market price on 20 June 2006 55.0
1
20.0 (63.6)
30-day volume-weighted average price to 20 June 2006 55.0
2
20.0 (63.6)
Market price on 21 June 2006 60.0
3
20.0 (66.7)
30-day volume-weighted average price up to 21 June 2006 57.5
4
20.0 (65.2)
Net asset value 34.0
5
20.0 (41.1)
Net tangible asset value 34.0
5
20.0 (41.1)
Notes:
1.
Closing price of Village Shares on the JSE on Tuesday, 20 June 2006, being the last trading day preceding the announcement released by Harmony on SENS.
2.
Volume-weighted average price at which Village Shares traded on the JSE for the 30 trading days up to and including Tuesday, 20 June 2006, being the last trading day preceding the announcement released by Harmony on SENS.
3.
Closing price of Village Shares on the JSE on Wednesday, 21 June 2006, being the last trading day preceding the publication of this announcement.
4.
Volume-weighted average price at which Village shares traded on the JSE for the 30 trading days up to and including Wednesday, 21 June 2006, being the last trading day preceding the publication of this announcement.
5.
Audited net asset value and net tangible asset value per share at 30 June 2005.

8.
CONFIRMATION OF FUNDS
It has been confirmed, to the satisfaction of the SRP, that Harmony has sufficient resources to discharge its obligations under the Offer.
9.
DOCUMENTATION
A circular providing further information on the Offer and containing, inter alia, a form of acceptance and surrender will be posted to
Village shareholders in due course.
Randfontein
22 June 2006
Attorneys to Harmony
Sponsor to Harmony
Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the
JSE Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: 22 June, 2006
Harmony Gold Mining Company Limited
By: /s/ Nomfundo Qangule
Name:
Nomfundo Qangule
Title: Chief Financial Officer